Mail Stop 4561

May 18, 2007

Janetta Voitenkova
President and Chief Executive Officer
Grand Motion, Inc.
601 Union Street, Suite 4200
Seattle, WA 98101

Re: **Grand Motion, Inc.**
         Amendment No. 1 to Registration Statement on Form SB-2
         Filed May 1, 2007
         File No. 333-141094

Dear Ms. Voitenkova:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 3 and the revised disclosure on page 8. Please expand your disclosure to provide a more detailed explanation of the risks associated with your business and this offering. For example only, please describe the following:

    - The risks associated with a going concern opinion;
    - Your expectation to incur operating losses in future periods based on your current plans;
    - Your dependence on the funds to be raised in this offering and the lack of assurance that any funds will be raised; and

- Your dependence on the marketing and agency agreement with Avia Mir.

In addition, please quantify the losses that you have incurred since inception.

2. We note your response to prior comment 4 and the revised disclosure on page 7. In particular, we continue to note your use of the terms "distribute" and "partners." We continue to believe that you should expand your disclosure to explain what you mean by "distribute" and "partners." In addition, please state whether your arrangement includes sharing of profits and losses. If you intend to solely market tours, packages and vacations from tour operators with whom you enter into marketing agreements, please revise your disclosure to so state.

The Offering, page 8

3. Please revise the amount of net proceeds presented to agree to the amounts calculated on page 13.

Risk Factors, page 9

Our future success is dependent on our existing key employees…, page 11

4. We note your response to prior comment no. 11 and the revised disclosure. We continue to believe that you should identify your current management team, and reissue that portion of the comment.

Because the SEC imposes additional sales practice requirements…, page 12

5. We note your response to prior comment no. 13 and the revised disclosure. We continue to note your disclosure on page 33 that you "plan to eventually seek listing on the OTC" and you "intend to apply for listing of the securities on the OTC." As a result, we reissue the comment. Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

Because our directors will own 57.1%…, page 13

6. We note your response to prior comment no. 14 and the revised disclosure. Please revise the heading of the risk factor to indicate that you only have one director, who will own 57.1% of your outstanding shares.

Dilution of the Price You Pay for Your Shares, page 15

7. We note your response to prior comment no. 16 and the revised disclosure on page 15 that if a certain number of shares are sold, "the shareholders acquiring shares in this offering" will own an appropriate percentage of the total number of shares then

outstanding for which "you" will have made a cash investment. Please revise your disclosure to clarify that it is the shareholders, acquiring shares in this offering, who will own the shares and make a cash investment.

Description of Business, page 18

8.   We note your responses to prior comments nos. 20 and 21 and the revised disclosure. We continue to note the following statements:

- "Spa hotels are seeing good growth, with the spa itself being the prime draw, not just an add-on and the sector is currently driving market growth in Europe," page 19;
- "According to the International Spa Association, the sector can be broken down further into mineral spring, club, medical and resort/hotel spa," page 19;
- "Aroma therapeutic messages, skin treatments and natural hot springs are the most popular activities carried out on health and wellness holidays," page 19;
- "[M]any countries now actively market themselves as health and wellness destinations," page 19; and
- "[S]pa visits are now top on the list of holiday priorities by Eastern European travelers, as they appreciate the high quality of North American spa facilities," page 20.

We continue to believe that you should provide independent third-party support for industry data and comparative factual assertions included in the disclosure. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. In addition, please provide us with highlighted copies of any study or report that you cite in the disclosure. Please tell us whether the industry reports or studies that you rely on were prepared for you and whether you compensated the parties that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

Management's Discussion and Analysis or Plan of Operation, page 25

Limited Operating History; Need for Additional Capital, page 27

9.   We note your response to prior comment no. 25 and the revised disclosure. We continue to believe that you should expand your disclosure to discuss how cost overruns may impact your business and, in particular, whether you believe you will be still be able to operate for at least twelve months assuming you raise the minimum amount through this offering and encounter significant cost overruns.

Liquidity & Capital Resources, page 27

10.   We note your response to prior comment no. 27 and the revised disclosure. Please file a copy of the executed loan agreement with your President as an exhibit to the registration statement.

Part II. Information Not Required in Prospectus

Undertakings, page 56

11.   Please revise this section to include the undertakings required by Item 512(a)(4) of Regulation S-B.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at 202-551-3429 or Daniel Gordon, Accounting Branch

Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief